Exhibit 99.2

To:	All ADI Managers

From:	Bill Matson

Subject:	Proposed Stock Option Exchange Program

Date:	June 4, 2009
Later today, ADI will announce the calling of a special meeting of shareholders on July 20, 2009 to consider our proposal to offer employees the choice of exchanging certain existing stock options that are “underwater” (e.g. have an exercise price significantly higher than the current market price) for a smaller number of new stock options granted at current market prices.
The details of the proposed exchange are outlined in the attached letter from Jerry Fishman along with some questions and answers. These communications will be delivered to all employees at the end of the day. We are delivering this material to you in advance of the general announcement so that you have time to review it. We do not expect you to answer employee questions on this issue for reasons set forth below.
As with any financial decision, this choice will be a personal one for each employee and participation is completely voluntary. As a company, we cannot advise employees either way and as managers it is important that we avoid any situation where we could be seen as offering opinions, even if it is simply stating our own intentions.
If your employees have questions about the program, please direct them to Jerry’s memo and the Q&A. The Stock Option Exchange Program is governed by strict Securities and Exchange Commission (SEC) rules that require all written communications about the Program (including emails) to be filed with the SEC. As a result, only a limited number of people at ADI will be authorized to communicate the details of the program. If you or your employees have questions that are not answered in Jerry’s memo and the Q&A, please submit inquiries to a special mailbox we’ve established for employee questions at stockoptionexchangeinfo@analog.com.
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The Stock Option Exchange Program has not yet started. We will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission when we launch the program. If you are eligible to participate, you should read the Tender Offer Statement and other related materials when they become available because they will contain important information about the program. Our shareholders should also read the preliminary proxy statement filed today with the SEC along with related materials we file with the SEC, which contain additional information about the proposal to approve the program, before making any voting decision regarding the program. You will be able to obtain the written materials described above and other documents we file with the SEC free of charge from the SEC’s website at www.sec.gov or by sending a request to: Analog Devices, Inc. One Technology Way, Norwood, MA 02062; Attention: Investor Relations.